UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

April 28, 2017

Lombard Medical, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Commission File Number 001-36402

N/A
(Translation of Registrant’s Name into English)

Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Lombard Medical House
4 Trident Park
Didcot
Oxfordshire OX11 7HJ
+44-1235-750849(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal
Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

Departure of Certain Officers.

Effective May 5, 2017, Mr. William J. Kullback resigned as the Chief Financial Officer of Lombard Medical, Inc. (the “Company”) to pursue a new opportunity at a San Diego, California based corporation. The resignation follows the Company’s discontinuation of commercial operations in the United States and is not the result of any disagreements with the Company on any matter relating to the Company’s operations.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

Date:	April 28, 2017	By:	/s/ Kurt Lemvigh
Kurt Lemvigh
Chief Executive Officer